Amphenol

Amphenol Corporation
World Headquarters
358 Hall Avenue
Wallingford, CT 06492
U.S.A.
Tel:   1-203-265-8900
Fax:  1-203-265-8628

October 12, 2022
VIA EDGAR

Jennifer Angelini
Office of Manufacturing
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Amphenol Corporation
Form 10-K for Fiscal Year Ended December 31, 2021
February 9, 2022
File No. 001-10879

Dear Ms. Angelini:

Amphenol Corporation (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 15, 2022, relating to the above referenced filing (the “Filing”).  In this letter, we have recited the Staff’s comments in italicized, bold type, up front and have followed with the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2021

General

Response:

1. We note that you provided more expansive disclosure in your 2021 Sustainability Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your 2021 Sustainability Report.

The Company believes that making sustainable business choices, building strong relationships with our stakeholders and engaging in good corporate governance create long-term value for our Company.  To that end, the Company publishes an annual Sustainability Report to highlight our goals and many areas of progress and success in sustainability matters, including climate-related topics. The information included in the 2021 Sustainability Report was prepared with reference to the Global Reporting Initiative (“GRI”) Standards framework and topics identified as material under the Sustainability Accounting Standards Board (“SASB”) standard and is designed to inform and engage the Company’s broad range of environmental, social and governance (“ESG”) stakeholders, such as governments, community members, employees, suppliers, customers and investors. Our 2021 Sustainability Report also outlined board and executive-level oversight of climate-related risks and opportunities identified in the Task Force on Climate-Related Financial Disclosures (“TCFD”) recommendations. The GRI, SASB and TCFD standards and recommendations in many cases encourage companies to make disclosures about climate-related topics that are important to certain interested stakeholders, even if not material for purposes of the federal securities laws. For that reason, many of our more expansive climate-related disclosures in our 2021 Sustainability Report did not warrant inclusion in the Company’s 2021 Form 10-K.
In preparing the Company’s 2021 Form 10-K, we considered the applicable provisions of Regulation S-K (including Items 101, 103, 105 and 303) and Regulation S-X, as well as Rule 12b-20 of the Securities Exchange Act of 1934 and other guidance available from the Staff, including but not limited to the 2010 Commission Guidance Regarding Disclosure Related to Climate Change. The Company believes its 2021 Form 10-K and all other SEC filings comply with those requirements.
While the initiatives and goals identified in the 2021 Sustainability Report were strategically important to the Company’s overall sustainability program, the Company concluded that these initiatives were not material under the SEC’s rules, regulations and interpretive guidance noted above, either quantitatively or qualitatively. The items discussed in our 2021 Sustainability Report have not required material capital expenditures or operating expenses, nor caused, and are not expected to cause in the foreseeable future, significant operational challenges or risks to the Company’s business or results of operations beyond those items disclosed in “Item 1A. Risk Factors” of the 2021 Form 10-K within the risk factor titled “The Company may be subject to incremental cost and risk associated with efforts to combat the negative effects of climate change” and the risk factor titled “The Company may be negatively impacted by extreme weather conditions and natural catastrophic events, including those caused by climate change and global warming”. As discussed in greater detail below in the Company’s response to Comments #4, #6, #7 and #8, each of the Company’s (1) capital expenditures, (2) weather related damages and insurance cost, (3) compliance cost and (4) purchase or sale of carbon credits or offsets, as they relate to climate change, was immaterial in the periods covered by the 2021 Form 10-K.

For its future filings with the Commission, the Company will continue to consider all relevant facts and circumstances and follow applicable rules and guidance related to climate-related disclosures.

2. Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as market trends that may alter business opportunities, credit risks, or technological changes.
Response:

The Company has not identified any material effects of transition risks related to climate change that may affect our business, financial condition and results of operations in the foreseeable future.
In arriving at our conclusion, the Company considered climate-related transition risks such as those driven by the market-based need to transition to a low-carbon economy, including the development of, and investment in, new technologies and services that support such transition. We considered whether the increasing development of new technologies with lower energy consumption and lower greenhouse gas emissions could significantly alter business opportunities for the Company, particularly in the end markets we serve associated with electric vehicles, charging infrastructure and the generation of renewable energy. In this regard, we note that market trends and opportunities are driven by a host of complex factors occurring in a broad and dynamic global context, in which climate change considerations are one of many factors in play. For instance, as discussed in greater detail below in our response to Comment #5, due to the diversity of the end markets we serve and the fact that our products are typically a small component integrated into a larger system, we do not currently expect any material change in the demand for our products based on their carbon intensity or other climate-related impacts.

Another category of risk we considered was a range of legal, regulatory, policy, liability and reputational issues associated with a transition to a low-carbon economy. As discussed in the Company’s 2021 Form 10-K, transition risks likely to be relevant to the Company in the future are associated with the risk that the Company may be subject to additional and/or unforeseen compliance costs and limitations, including increased energy and raw material costs and capital expenditures as a result of compliance with policy-driven responses to climate change such as those that mandate energy and fuel efficiency, regulate greenhouse gas emissions or restrict or mandate specific energy sources. Specifically, we considered whether and how laws, rules and regulations may affect the Company in jurisdictions in which we manufacture our products if, for example, such laws and regulations require use of additional abatement equipment or require changes to our current manufacturing process, which can increase our operating costs or capital expenditures. Further, we also considered whether such laws and regulations could impose additional costs, fees or reporting requirements on the direct or indirect use of energy, natural resources or materials or gases used or emitted into the environment in connection with the manufacture of our products. However, as discussed in greater detail in our response to Comment #5, our production process is generally not carbon intensive as compared to the other aspects of the production of our customers’ end products.

The Company routinely monitors regulations and policies in regions in which we operate to identify proposed revisions and amendments to such regulations and policies. Although the impact of future or pending laws and regulations cannot be predicted with certainty, as discussed in greater detail in our response to Comment #7, climate-related compliance costs have not had a material impact on the Company’s financial condition or results of operations.

The Company will continue to evaluate the actual and potential impact of transition risks associated with climate change and will update disclosures in future filings with the Commission, as necessary.

3. Disclose any material litigation risks related to climate change and explain the potential impact to the company.

Response:

Amphenol defines climate change-related litigation as a proceeding where the primary allegations depend on (a) certain climate change impacts being attributed to the Company’s operations, (b) allegations of a failure by the Company to meet applicable legal or regulatory requirements related to climate change or (c) alleged failure by the Company to mitigate risks to the Company’s business due to the impact of climate change. Based on this definition, we have never had any litigation and, to our knowledge, no litigation is currently threatened, in each case related to climate change.

The Company’s Legal Department monitors legal trends and risks that could impact the Company, tracking lawsuits and claims made against the Company, other similar manufacturers and other large businesses in the U.S. Among the many factors that are considered regarding litigation risks are the likelihood that a claim will be made against us, our views on the merits of the claim and our potential exposures if such a claim were to be successful, including quantitative and qualitative factors. The risks identified as material to the Company were included in the Company’s risk factors in its 2021 Form 10-K. Climate-related litigation has not been a risk identified by our internal risk evaluation process as material. As a result, Amphenol did not identify any litigation risk, current or potential, related to climate change for the 2021 Form 10-K. Should these circumstances change, and the Company becomes aware of material litigation risks related to climate change, future disclosures will be updated accordingly.

4. It appears you have identified climate-related projects in your Sustainability Report. Please tell us about and quantify past and/or future capital expenditures for climate-related projects for each of the periods for which financial statements are presented in your Form 10-K and those planned for future periods.

Response:

Climate-related projects that support incremental improvements in the areas of waste reduction and recycling, renewable energy and energy savings, and water sanitation and use reduction are key elements to meet our clean water, energy and emission reduction goals. Although these goals are important to the Company, none of these efforts have resulted in, or are expected to result in, capital expenditures or other actions that are material to the Company taken as a whole.

More specifically, in fiscal years 2019, 2020 and 2021, the Company’s total capital expenditures were $295.0, $276.8 and $360.4 million, respectively, and in each year the Company’s capital expenditures associated with climate-related projects were approximately 1% of such total expenditures. Therefore, the Company has concluded that the total costs related to its climate-related projects have not been and are not reasonably likely to be material to the Company’s overall financial condition or results of operations taken as a whole. As such, the Company has concluded that disclosure related to specific climate-related capital expenditures in SEC filings is not required at this time.

In addition, we do not expect the nature and amount of capital expenditures for climate-related projects as a percentage of total capital expenditures to be materially different in 2022 and 2023 to reach our sustainability goals.

5. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
• decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
• increased demand for goods that result in lower emissions than competing products;
• increased competition to develop innovative new products that result in lower emissions; and
• increased demand for generation and transmission of energy from alternative energy sources.

Response:

The Company has not identified any material indirect consequences of climate-related regulation or business trends. The following is a discussion of why we believe we have not identified any material indirect consequences of climate-related regulation or business trends:
•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources
•	increased demand for goods that result in lower emissions than competing products
During the periods covered by the 2021 Form 10-K, the Company did not experience and we do not currently expect to experience any material change in the demand for our products based on any increase or decrease in demand for goods and services based on their carbon intensity or other climate-related impacts.  To the extent there is any such impact, given the nature and scope of our products, we would expect such impact to be a net positive for the Company’s revenues and profitability.
Our high-technology products and solutions span the broadest range of connectors, sensors, antennas, flexible and rigid printed circuits, cables and value-added assemblies and our businesses operate in eight diverse end markets. Furthermore, our products are typically a small component integrated into a larger system and as a result generally represent only a small fraction of the energy consumption and overall emissions of the larger system.  As an example, the automotive end market makes up approximately 20% of the Company’s consolidated revenues.  However, the majority of our automotive revenues are derived from sales of products unrelated to whether the vehicle is an electronic vehicle or is powered by a traditional combustion engine.  These products include antennas, infotainment and communications components, lighting, power management, safety and security systems, sensing systems and telematics systems.  Generally, the demand for each of these products is driven by the proliferation of electronic content in cars and not by climate-related regulation or business trends.

We further considered whether demand for our products could change based on our reputation and customers’ perception of how the Company is addressing concerns related to climate change. For instance, our customers may demand that the Company reduce our carbon intensity and/or divert purchases to our competitors perceived to have made greater strides in reducing greenhouse gases in their production process. As detailed in our discussion below, we have not identified any material risks relating to reputational matters.
•	increased competition to develop innovative new products that result in lower emissions
As we disclosed in “Item 1A. Risk Factors” of the 2021 Form 10-K, within the risk factor titled “The Company encounters competition in substantially all areas of our business”, the Company competes primarily on the basis of technology innovation, product quality and performance, price, customer service and delivery time. Although the interconnect industry has historically had many new entrances of smaller companies that serve and compete on niche applications, to date, the Company is not aware of, nor have we experienced, any material increased competition to develop new products that result in lower emissions to address climate change.  There continues to be strong competition in all of the markets and geographies we serve and the competition we have typically encountered has not changed, nor do we expect it to materially change, as new products are developed or modified to support applications that will result in lower emissions.  As it relates to the emissions created by the manufacturing of our products, that has not been, nor do we expect it to be, a critical or material consideration by our customers in using our products as our components are typically a very small part of our customers’ end product and our manufacturing process is generally not carbon intensive compared to other aspects of the production of our customers’ end products. At the same time, the Company does continue to strive to reduce the environmental footprint of our products by limiting emissions and waste related to their manufacturing.
•	increased demand for generation and transmission of energy from alternative energy sources
For the reasons outlined above, we do not anticipate any material impact on the Company from the increased demand for generation and transmission of energy from alternative energy sources.  To the extent there is any impact, given the nature and scope of our products, we would expect such impact to be a net positive for the Company’s revenues and profitability as any such increased demand would provide the Company with new opportunities to sell its products.

Also, disclosure on page 23 of your Form 10-K appears to address reputational risks related to regulatory changes surrounding greenhouse gas emissions and other climate change-related laws and regulations. Tell us how you considered providing disclosure regarding reputational risks as an indirect consequence of climate-related business trends.

Response:

Climate change has been identified as a potential source of reputational risk as disclosed in “Item 1A. Risk Factors” of the 2021 Form 10-K, within the risk factor titled “The Company may be subject to incremental costs and risks associated with efforts to combat the negative effects of climate change”. In particular, we considered the reputational risk associated with changing customer, supplier, employee, investor and community perceptions of the Company’s contribution to or detraction from the transition to a lower-carbon economy as well as their preferences for maintaining relationships with companies with lower emissions. In addition, companies that are perceived to be inattentive to the risks of climate change and/or unresponsive to increasing demands for information and action by the abovementioned stakeholders run the risk of adverse publicity such as negative social media coverage and/or product boycotts.  To date, none of these issues have had a material impact on the Company.

6. We note your disclosure on page 16 regarding the impacts of extreme weather conditions and natural disasters, including those caused by climate change. Please further discuss the physical effects of climate change on your operations and results, such as weather-related damages to your property or operations, and weather-related impacts on the cost or availability of insurance. Include quantitative information with your response for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.

Response:

As background for the Staff, the Company has a diverse geographic presence internationally with approximately 230 manufacturing facilities in approximately 40 countries. As a result of the Company’s geographic diversity, local and regional climate change and weather-related disasters, such as tornadoes, hurricanes, fires or snowstorms, have not materially adversely impacted the Company’s overall financial performance during the periods covered by the 2021 Form 10-K.

As disclosed in “Item 1A. Risk Factors” of the 2021 Form 10-K in the risk factor titled “The Company may be negatively impacted by extreme weather conditions and natural catastrophic events, including those caused by climate change and global warming”, unexpected events such as severe weather conditions and natural disasters such as tornadoes, hurricanes, fires or snowstorms could negatively impact our operations and results primarily due to property damage and temporary loss of business.

However, while the Company has been affected by extreme weather conditions and natural disasters in the past, because of our geographical diversity, we did not experience any weather-related damages to our property or operations in excess of our main insurance carrier deductible of $150,000 per occurrence in 2019 and $250,000 in 2020 and 2021, respectively. Accordingly, for the fiscal years 2019, 2020 and 2021, the Company did not experience any material impact from extreme weather conditions or natural catastrophic events.

Another potential risk of extreme weather conditions and natural disasters, including those caused by climate change, is the potential negative impact on our suppliers, vendors, customers and distributors. While the Company has experienced some climate-related disruptions in its supply chain and climate-related impacts to customer demands from time to time, none of these impacts have been material to the Company taken as a whole.

Because the Company’s weather-related claims have been relatively insignificant, the cost or availability of the Company’s property insurance is directly tied to events happening in the broader macroeconomic environment and the overall insurance market. The Company’s total property insurance costs, which include property premiums and risk mitigation costs, were approximately 0.1% of the Company’s operating expenses in each period presented in the 2021 Form 10-K and thus not material. The Company is not budgeting for any material change in the cost or availability of insurance in the near term for climate-related reasons.

Based upon our historical experience and current knowledge, we have no reason to believe that the impact of weather-related events on our overall property, operations or cost of insurance is expected to materially change in the foreseeable future.

7. Tell us about and quantify any compliance costs related to climate change during the periods for which financial statements are presented in your Form 10-K and explain whether increased amounts are expected in future periods.

Response:

The Company notes that for the periods reported in the 2021 Form 10-K, it did not incur any material increased compliance costs related to climate change. Our expenditures for climate-related compliance costs, consisting primarily of sustainability data system development, data analysis, report development, stakeholder outreach activity and reporting, and other recurring administrative costs, were less than $1 million for each of the periods presented in our 2021 Form 10-K. As such, our compliance costs related to climate change were not material to our results of operations and financial condition in any of the years presented in the 2021 Form 10-K. In making this determination, the Company considered federal, state and international rules and regulations specifically related to climate change that were in effect and applicable to the Company for the periods reported in the 2021 Form 10-K.

We expect compliance costs to increase in the future with additional regulations expected in the United States and internationally, such as the SEC’s proposed climate-related disclosure rules, but we do not expect these increased costs to be material to the Company taken as a whole. For example, even if these costs increased tenfold (which we think is highly unlikely), they would still be immaterial for each of the periods presented in our 2021 Form 10-K. However, as new laws, rules and regulations are announced, finalized or become effective, we will assess the materiality of any associated compliance costs to determine whether these costs, either individually or in the aggregate, would require disclosure in our future filings with the Commission.

8. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. Provide us with quantitative information regarding your purchase or sale of carbon credits or offsets during the last three fiscal years and amounts budgeted for future periods.

Response:

The Company has never purchased or sold carbon credits or offsets and currently has no amounts budgeted for future periods.  Accordingly, there were no related disclosures in any of the periods presented in our 2021 Form 10-K.

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If you have any further questions, please call me at (203) 265-8625 or email me at CLampo@amphenol.com.

Very truly yours,

/s/ Craig A. Lampo
Craig A. Lampo
Senior Vice President and Chief Financial Officer

cc:	Patrick Fullem, Securities and Exchange Commission